Exhibit 99.1

iQIYI Announces Latest Corporate and Business Developments

BEIJING, March 30, 2026 (GLOBE NEWSWIRE) — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), a leading provider of online entertainment video services in China, today announced its latest corporate and business developments, including a proposed listing on the Main Board of the Hong Kong Stock Exchange (the “Proposed Listing”), the adoption of a share repurchase program, and the open commercial testing of its proprietary AI agents Nadou Pro.

Proposed Listing

A listing application form has been submitted to the Hong Kong Stock Exchange (the “HKEX”) on a confidential basis to apply for the listing of, and permission to deal in, the Class A ordinary shares of the Company on the HKEX. The Proposed Listing aims to enhance the Company’s access to the capital market in Hong Kong, broaden the Company’s investor base by increasing exposure to Asia-based institutional and retail investors, and strengthen the Company’s international profile.

Details of the Proposed Listing have not yet been finalized. The Proposed Listing is subject to, among others, the obtaining of approvals from the HKEX, the completion of the filing with the China Securities Regulatory Commission, and the final decision of the Company. There is no assurance that the Proposed Listing will take place or when it may take place.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Share Repurchase Program

On March 30, 2026, the Company’s board of directors approved a share repurchase program, under which the Company is authorized to repurchase up to US$100 million of its shares (including in the form of ADSs) in the next 18 months. The share repurchase program became effective immediately upon approval. The share repurchase program aims to demonstrate the Company’s confidence in its long-term business prospect and to deliver value to shareholders.

The Company’s proposed repurchases may be made from time to time through open market transactions at prevailing market prices, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustments of its terms and size. The Company expects to fund the repurchase under the share repurchase program with its existing cash balance.

Launch of Proprietary AI Agents Nadou Pro

The Company recently launched open commercial testing for Nadou Pro, its proprietary AI agents and the first in China designed specifically for professional long-form video generation. By integrating leading foundation models with iQIYI’s deep expertise in premium content production, Nadou Pro effectively streamlines the entire production pipeline—from initial creative idea to final video generation.

About iQIYI, Inc.

iQIYI, Inc. is a leading provider of online entertainment video services in China. It combines creative talent with technology to foster an environment for continuous innovation and the production of blockbuster content. It produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other video content in a variety of formats. iQIYI distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. Over time, iQIYI has built a massive user base and developed a diversified monetization model including membership services, online advertising services, content distribution, online games, talent agency, experience business, etc.

For more information, please contact:

Investor Relations

iQIYI, Inc.

ir@qiyi.com